MAIL STOP 0511

									January 14, 2005

Dr. Earl Abbott
President
AAA Minerals, Inc.
3841 Amador Way
Reno, NV 89502

Re:	AAA Minerals, Inc.
      Registration Statement on Form SB-2
      File No. 333-119848
	Amended December 10, 2004

Dear Mr. Bravo:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

2. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. The consent in Exhibit 23.1 should be signed in the name of the firm rather than an individual partner.
Please revise.

Risk Factors, page 6

3. Because the risks appear to involve the same circumstances, please consider combining risk factors 5 and 6.

4. Please provide specific examples to support your statement in risk factor 7 that "In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed."

Directors, Executive Officers, Promoters and Control Persons, page
21

5. Please name the firm(s) with which Dr. Abbott worked as a consulting geologist over the past five years.

Description of Business

6. We note your statement that "Further exploration will be required before a final evaluation as to the economic and legal feasibility of the BA property is determined." Please explain what you mean by legal feasibility.

7. We note your statement in the prospectus that "In order to keep the claims comprising the BA property in good standing, we must incur at least $22,000 in exploration work on the claims prior to November
14, 2006" and your supplemental response that the claims are in good standing until November 14, 2006. Please clarify in your disclosure whether you have paid money to the government of British Columbia or incurred $22,000 in exploration work.

8. Please describe your relationship, if any, with George
Nicholson.

9. We note that in his report, Mr. Macdonald concludes that further exploration work on the BA property is recommended. Please disclose why he arrived at this conclusion.

10. We note your supplemental response to comment 33 of our November
23, 2004 letter. Please disclose this information in the prospectus.

11. We note your statement that all samples gathered will be sent to a laboratory where they are crushed and analyzed for metal content.
Please disclose whether you will have any affiliation with this lab.

12. We note your supplemental response to comment 37. Please disclose this information in the prospectus.

13. Please disclose whether for climate reasons exploration of your claims will be limited to certain periods of the year. If so, discuss the impact this may have on the pace of your operations.

14. Please disclose Messrs. McCrossan`s and Macdonald`s professional background.

Accountants Report

15. The report of the Chartered Accountants on page 29 should reference "the standards of the Public Company Accounting Oversight
Board (United States)," rather than generally accepted auditing standards. Please refer to PCAOB Auditing Standard No.1 and SEC Release No. 33-8422. Also, please include both the printed name of the firm and the authorized signature of the firm. See Rule 302 of
Regulation S-T and revise accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 or Tia
Jenkins
at (202) 942-1902 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      John Reynolds
      Assistant Director
      Emerging Growth Companies

cc: 	Greg Yanke, Esq.
	Fax (604) 681-7622